Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	State of Incorporation	Percent Ownership
SOCO Wattenberg Corporation	Delaware	100%
Patina Well Services, Inc.	Colorado	100%
Patina BNR Corp.	Delaware	100%
Patina Oklahoma Corp.	Delaware	100%
Le Norman LOCO, Inc.	Oklahoma	100%
North Texas Gathering Company	Texas	100%
Elysium Energy, LLC	New York	100%
Le Norman Partners, LLC	Oklahoma	100%
LeNoco Supply LLC	Oklahoma	100%
Patina San Juan Incorporated	Colorado	100%